Filed by Concord EFS, Inc.

Subject Company—Concord EFS, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12 under

the Securities and Exchange Act of 1934

Commission File No. 001-31527

The following is a press release issued today by First Data Corp. and Concord EFS, Inc.

Investor Relations Contacts: David Banks First Data 303-967-8057	Ed Winnick Concord 302-791-8484

Media Relations Contacts: Greg Rossiter First Data 303-967-6275	Melinda Mercurio Concord 302-791-8109

First Data and Concord EFS Receive DOJ Request for Additional Information

Regarding Pending Acquisition

(DENVER and MEMPHIS)—June 13, 2003—First Data Corp. (NYSE: FDC), and Concord EFS, Inc. (NYSE: CE), today announced that they have received a request for additional information from the U.S. Department of Justice (DOJ) pertaining to First Data’s pending merger with Concord EFS.

The companies intend to work with the DOJ and respond promptly to the request for additional information. The formal request for additional, specific information supplements information already provided in the original Hart-Scott-Rodino filing and in subsequent discussions with the DOJ during the past two months.

A “second request” extends the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR) during which the DOJ is permitted to review a proposed transaction. Subject to completion of the HSR clearance process, and satisfaction of other closing conditions contained in the merger agreement, the companies anticipate that the acquisition will close in the second half of 2003, as announced previously.

About First Data

First Data Corp. (NYSE: FDC), with global headquarters in Denver, helps power the global economy. As a leader in electronic commerce and payment services, First Data serves approximately 3 million merchant locations, 1,400 card issuers and millions of consumers, making it easy, fast and secure for people and businesses to buy goods and services using virtually any form of payment. With 29,000 employees worldwide, the company provides credit, debit, smart card and stored-value card issuing and merchant transaction processing services; Internet commerce solutions; money transfer services; money orders; and check processing and verification services throughout the United States. First Data also offers a variety of payment services in the United Kingdom, Australia, Canada, Japan, Mexico, Spain, the Netherlands, the Middle East and Germany. Its Western Union and Orlandi Valuta

money transfer networks include a total of approximately 159,000 Agent locations in more than 195 countries and territories.

About Concord

Concord EFS, Inc., a leading electronic transaction processor, provides the technology and network systems that make payments and other financial transactions faster, more efficient, and more secure than paper-based alternatives. As a vertically integrated service provider, Concord acquires, routes, authorizes, captures, and settles virtually all types of electronic payment and deposit access transactions for financial institutions and merchants nationwide. Concord’s primary activities include Network Services, which provides automated teller machine (ATM) processing, debit card processing, deposit risk management, and STARsm network access principally for financial institutions; and Payment Services, which provides point of sale processing, settlement, and related services, with specialized systems focusing on supermarkets, major retailers, gas stations, convenience stores, restaurants, and trucking companies.

This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Inc. First Data has filed with the Securities and Exchange Commission (SEC) a preliminary joint proxy statement/prospectus concerning the planned merger of Concord with a subsidiary of First Data. This document is not yet final and will be amended. WE URGE INVESTORS TO READ THE DEFINITIVE VERSION OF THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by First Data will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO 80111. Documents filed with the SEC by Concord will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN 38133.

First Data and Concord, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of First Data and Concord, respectively, in connection with the planned merger. Information about the directors and executive officers of First Data and their ownership of First Data stock is set forth in the proxy statement for First Data’s 2003 annual meeting of stockholders. Information about the directors and executive officers of Concord and their ownership of Concord stock is set forth in the proxy statement for Concord’s 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the preliminary joint proxy statement/prospectus and by reading the definitive joint proxy statement/prospectus when it becomes available.

Notice to Investors, Prospective Investors and the Investment Community

Cautionary Information Regarding Forward-Looking Statements

Statements in this communication regarding the proposed merger of First Data Corporation and Concord EFS, Inc., which are not historical facts, including expectations of when the transaction may close, are “forward-looking statements.” All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties, which could cause actual events or results to differ materially from those projected. Investors are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Important factors upon which the forward-looking statements presented in this communication are premised include: (a) receipt of regulatory and shareholder approvals without unexpected delays or conditions; (b) timely implementation and execution of merger integration plans; (c) no unanticipated changes in laws, regulations, credit card association rules or other industry standards affecting First Data’s or Concord’s businesses which require significant product redevelopment efforts, reduce the market for or value of its products or render products obsolete; (d) no unanticipated developments relating to previously disclosed lawsuits or similar matters; (e) no catastrophic events that could impact First Data’s or Concord’s or their respective major customer’s operating facilities, communication systems and technology or that has a material negative impact on current economic conditions or levels of consumer spending; (f) no material breach of security of any of First Data’s or Concord’s systems; (g) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive software patent protection; and (h) other risks and uncertainties described from time to time in First Data’s and Concord’s public filings with United States Securities and Exchange Commission. Neither First Data nor Concord undertakes any obligation to publicly update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events, or changes to future results over time.